FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April , 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Securities Registration Record N°0114

Santiago, April 22, 2014

                                                                                                              Ger. Gen. N°066/2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449,

Santiago, Chile

Ref.:     Significant Event

Dear Sir,

In accordance with articles 9 and 10,  paragraph 2, of the Securities Market Law 18,045, and the provisions of General Norm N° 30 of the Superintendence, duly authorized, I hereby inform you of a significant event: The Ordinary Shareholders’ Meeting of Endesa Chile held today, has agreed to distribute a minimum mandatory dividend (partly composed of Interim Dividend No. 55 of $ 3.87772 per share) and an additional dividend for a total amount of $ 176,963,389,500, which is equal to $ 21.57628 per share.

Since Interim Dividend No. 55 has already been paid, Final Dividend No. 56 will be distributed and paid in the remaining amount of $ 145,159,259,700, or $ 17.698562 per share.

As required by the SVS Circular No. 660/86, I submit the form relating to the aforementioned Final Dividend.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

cc.:           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

Santa Rosa 76 – Teléfono (56-2) 2630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

SUPERINTENDENCE
SECURITIES AND INSURANCE COMPANIES
CHILE

INTERNAL USE ONLY:

FORM N° 1

DIVIDEND PAYMENT

0.01 Original Information : YES (YES/NO) 0.02 Closing Date : 04 / 22 / 2014 (MM/DD/YY)

I. IDENTIFICATION OF THE COMPANY AND SECTOR

I.O1. R.U.T. : 91.081.000-6 I.02 Original Form.: 04 / 22 / 2014 (MM/DD/YY)

1.03 Company Name: EMPRESA NACIONAL DE ELECTRICIDAD S.A.

I.04 N° Securities Registration : 114 I.05 Series : Unique

I.06 Stock Code : ENDESA I.07 Movement: 56

2. AGREEMENT AND DIVIDEND AMMOUNT

2.01 Agreement Date : 04 / 22 / 2014 (MM/DD/YY)

2.02 Agreement by : 1 (1: Ordinary Shareholders' Meeting; 2: Extraordinary Shareholders' Meeting; 3: Board Meeting).

2.03 Total Dividend Amount: Ch$ 145,159,259,700.- 2.04 Type of currency : $ --

3. SHARES AND SHAREHOLDERS ENTITLED

3.01 Number of Shares : 8,201,754,580.- 3.02 Cut of date : 05 / 09 / 2014 (MM/DD/YY)

4. TYPE OF DIVIDEND

4.01 Dividend type : 2 (1: Interim; 2: Final mandatory minimum; 3: Additional dividend).

4.02 Last considered day of the period: 12 / 31 / 2013 (MM/DD/YY)

4.03 Type of Payment : 1 (1: Cash; 2 Optional in cash or shares of the company; 3; Optional in cash or other companies shares ; 4: Other).

5. DIVIDEND PAYMENT AMOUNT (whether in cash or optional in cash or shares)

5.01 Amount : Ch$17.69856 per share 5.02 Type of currency : Ch$.

5.03 date of payment : 05 / 15 / 2014 (MM/DD/YY)

SUPERINTENDENCE
SECURITIES AND INSURANCE COMPANIES
CHILE

6. OPTIONAL DIVIDEND DISTRIBUTION IN SHARES

6.01 Starting date of option : ______/_____/_____ (MM/DD/YY)

6.02 Ending date of option : ______/______/_____ (MM/DD/YY)

6.03 Submission date : ______/______/_____ (MM/DD/YY)

6.04 Series to opt : ________________

6.05 Post movement shares: ________________

(Only if the option is in shares of the same emission)

6.06 R.U.T. issuing company :________________

6.07 Stock code :________________

(Only if the option is in shares of which the company owns)

6.08 Factor of shares: ________________ shares to be received for each share entitled.
entitlement

6.09 Price per share :________________ / share.

6.10 Type of currency: Ch$ ____________

7. OBSERVATIONS

- The tax credit that this dividend could have will be announced promptly to shareholders.
- The publication of the dividend announcement will be made in "El Mercurio" of Santiago newspaper on April 30, 2014.
- Empresa Nacional de Electricidad SA, is a publicly held stock company.
- The dividend payment will be charged to the net income for the year ended December 31, 2013.

Declaration: "The information contained in this form is exact and correct, therefore I assume the corresponding legal responsibility."

NAME AND SIGNATURE OF THE LEGAL REPRESENTATIVE:

____

Joaquin Galindo V.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 22, 2014